February 27, 2006



Mr. Mark A. Chancy
Sr. Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308


Re:
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 001-8918

Dear Mr. Chancy:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,



Joyce Sweeney
								 Branch Chief